                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    --------
                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)(1)

                             HEALTHWORLD CORPORATION
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    42222E103
                                    ---------
                                 (CUSIP Number)

                                    12/31/99
                      ------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /     Rule 13d-1(b)

         / /     Rule 13d-1(c)

         /X/     Rule 13d-1(d)




--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

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CUSIP No. 42222E103                                         Page 2 of 5 Pages
                                       13G

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Steven Girgenti
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)[ ]
                                                                         (b)[ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
---------- ---------------------------------------------------------------------
              NUMBER OF                   5     SOLE VOTING POWER

                SHARES                                  2,225,092
                                        ------ ---------------------------------
             BENEFICIALLY                 6     SHARED VOTING POWER

               OWNED BY                                 0
                                        ------ ---------------------------------
                 EACH                     7     SOLE DISPOSITIVE POWER

              REPORTING                                 2,225,092
                                        ------ ---------------------------------
                PERSON                    8     SHARED DISPOSITIVE POWER

                 WITH                                   0
---------- ---------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,225,092
---------- ---------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [ ]

---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    27.3%
---------- ---------------------------------------------------------------------
   12        TYPE OF REPORTING PERSON*

                    IN
---------- ---------------------------------------------------------------------
                     * SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 6 Pages
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Item 1 (a).       Name of Issuer:

                  Healthworld Corporation.

Item 1 (b).       Address of Issuer's Principal Executive Offices:

                  100 Avenue of the Americas, New York, NY 10013.

Item 2 (a).       Name of Person Filing:

                  Steven Girgenti.

Item 2 (b).       Address of Principal Business Office or, if None, Residence:

                  c/o Healthworld Corporation, 100 Avenue of the Americas, New York, NY 10013.

Item 2 (c).       Citizenship:

                  United States.

Item 2 (d).       Title of Class of Securities:

                  Common Stock, par value $.01 per share.

Item 2 (e).       CUSIP Number:

                  42222E103.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  (a) |_| Broker and dealer registered under Section 15 of the Exchange Act.

                  (b) |_|  Bank as defined in Section 3(a)(6) of the Exchange
                           Act.

                  (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

                  (d) |_| Investment company registered under Section 8 of the Investment Company Act.

                  (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                  (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j) |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                                Page 3 of 6 Pages

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         If this statement is filed pursuant to Rule 13d-1(c), check this box.
|_|

Item 4.  Ownership

         (a) Amount beneficially owned: As of December 31, 1999, the Reporting Person beneficially owned 2,225,092 shares of Common Stock which includes (i) 1,058,426 shares of Common Stock held directly by the Reporting Person, (ii) 1,000,000 shares of Common Stock held by The Steven Girgenti Grantor Retained Annuity Trust (the "Grantor Retained Trust"), (iii) 66,666 shares of Common Stock held by The Steve Girgenti Charitable Lead Annuity Trust (the "Charitable Trust") and (iv) 100,000 shares of Common Stock held by The Girgenti Family Limited Partnership (the "Partnership"). The Reporting Person is the trustee of the Grantor Retained Trust and, pursuant to the terms of the Grantor Retained Trust, possesses the sole voting and dispositive power with respect to the shares of Common Stock held by the Grantor Retained Trust. The Reporting Person's spouse, Sondra Girgenti, is the trustee of the Charitable Trust and, pursuant to the terms of the Charitable Trust, the Reporting Person may be deemed to possess the sole voting and dispositive power with respect to the shares of Common Stock held by the Charitable Trust. The Reporting Person is the general partner of the Partnership and, pursuant to the terms of the Partnership, possesses the sole voting and dispositive power with respect to the shares of Common Stock held by the Partnership.

         (b) Percent of class: As of December 31, 1999, the Issuer had outstanding 8,144,284 shares of Common Stock. The 2,225,092 shares of Common Stock held beneficially by the Reporting Person represented 27.3% of the outstanding shares of Common Stock.

         (c)      Number of Shares as to which the Reporting Person has:

                  (i)      sole power to vote or direct the vote: 2,225,092;

                  (ii)     shared power to vote or to direct the vote: 0;

                  (iii)    sole power to dispose or direct the disposition of:
                           2,225,092; and

                  (iv) shared power to dispose or to direct the disposition of: 0.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
         |_|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By The Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.


                               Page 4 of 6 Pages
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Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    February 14, 2000
                                                ------------------------
                                                        (Date)


                                                    /s/ Steven Girgenti
                                                ------------------------
                                                       (Signature)

                                                     STEVEN GIRGENTI
                                                ------------------------
                                                       (Name/Title)



                               Page 6 of 6 Pages